CanAlaska Ventures Ltd.

TSX.V – CVV   OTCBB: CVVLF

                                                                                Toll Free 1.800.667.1870

www.canalaska.com

Rise and Shine Drill Results

FOR IMMEDIATE RELEASE

                                                        News Release

Vancouver, BC, November 14, 2005 –. CanAlaska Ventures Ltd. has received assay results from reverse circulation drilling on the Rise and Shine project in New Zealand, under option from Oceana Gold Ltd.

Highlights First phase drill program complete at Rise and Shine shear zone. Multiple enriched gold zones intersected in reverse circulation drilling.

Over the past 6 months CanAlaska has funded field work and reverse circulation drill exploration on the “Rise and Shine” property, optioned from Oceana Gold.  At this stage drill results have indicated zones of enriched gold mineralization associated with the Rise and Shine shear zone, in three localities, as detailed in the attached table of assay results.

Assay results to date indicate pervasive gold mineralization, with irregular patterns of enrichment.  The Rise and Shine drill program was managed by Geopex Ltd, an exploration services company based in Christchurch , New Zealand, and the responsible person was Mr. Geoff Price, MAusIMM, MAIG, the Company’s geological consultant.  All samples were collected from reverse circulation drill cuttings on site, and riffle split using a double deck splitter to provide a 75%/25% split, which gave approximately 5kg samples for analysis.  All samples were sealed immediately on collection and shipped directly to the AMDEL laboratory at the Macraes mine site, where they were assayed by 50g fire assay for gold.  Check samples from the original splits were sent to the AMDEL laboratory in Adelaide, Australia for assaying by screen fire assay for gold.

News Release

                                                                Page 1

Nov. 14, 2005

Reverse Circulation Drill Results Rise and Shine project, Otago New Zealand

Location	Hole	From (m)	To (m)	Width (m)	Gold (g/t)

“Rise and Shine” Area	RCB 19	37	42	5	2.76
	incl.	38	39	1	12.5
	and	67	73	6	0.69
	incl.	67	68	1	1.38
	incl.	71	72	1	1.69
“Rise and Shine” Area	RCB 20	Minor values
“Rise and Shine” Area	RCB 21	8	16	8	1.16
	incl.	8	9	1	1.23
	incl.	12	13	1	4.57
	incl.	15	16	1	2.73
“Rise and Shine” Area	RCB 22	0	7	7	0.66
	incl.	0	1	1	1.02
	incl.	5	6	1	1.00
“Rise and Shine” Area	RCB 23	1	2	1	2.32
	and	16	17	1	1.75
	and	25	34	9	1.90
	incl.	25	27	2	7.32
	incl.	26	27	1	11.7
	incl.	33	34	1	1.00
	and	89	90	1	2.16
	and	96	99	3	1.94
	incl.	96	98	2	2.42
“Alluvials” Area	RCB 24	56	64	8	2.03
	incl.	56	57	1	1.15
	incl.	60	61	1	13.7
	and	97	108	11	2.20
	incl.	97	98	1	11.7
	incl.	97	99	2	8.26
	incl.	103	105	2	3.10
	incl.	107	108	1	1.01
“Alluvials” Area	RCB 25	1	2	1	5.66
	and	22	33	11	1.25
	incl.	23	24	1	2.87
	incl.	27	31	4	1.91
“Alluvials” Area	RCB 26	16	34	18	0.85
	incl.	19	22	3	1.80
	incl.	24	25	1	2.52
	incl.	29	30	1	1.15
“Alluvials” Area	RCB 27	53	54	1	1.18
	and	59	65	6	0.56
	incl.	59	60	1	1.36
“Alluvials” Area	RCB 28	34	35	1	1.55
	and	84	85	1	1.62
“Alluvials” Area	RCB 29	27	42	15	1.09
	incl.	27	32	5	1.38
	incl.	37	40	3	2.24
“Alluvials” Area	RCB 30	32	45	13	0.53
	incl.	33	35	2	1.33

News Release

                                                        Page 2

Nov. 14, 2005

“Rise and Shine” Area	RCB 31	39	57	18	1.58
	incl.	39	41	2	4.27
	incl.	46	47	1	3.85
	incl.	48	49	1	4.02
	incl.	52	53	1	2.95
	incl.	56	57	1	7.07
	incl.	80	81	1	1.07
“Come in Time” Area	RCB 32	63	64	1	1.43
“Come in Time” Area	RCB 33	32	33	1	1.59
	and	39	42	3	1.76
	incl.	40	41	1	4.06
	and	52	53	1	28.2
	and	58	61	3	0.97
	incl.	58	59	1	1.19

The drill program results are being reviewed by the Company to determine the extent and type of further work programs on the property.   CanAlaska has been working with outside interests to complete the sale of its New Zealand subsidiary to allow CanAlaska to concentrate more closely on its uranium acquisitions and exploration in the Athabasca basin in Canada. The qualified person for this release is Peter Dasler, P.Geo, President of CanAlaska Ventures Ltd.

About CanAlaska Ventures

CanAlaska has 16 100% owned projects in the Athabasca Basin.  Since September, 2004, the Company has aggressively staked one of the largest land positions in the region. CanAlaska has been engaged in exploring its properties and is analyzing data collected during its summer 2005 exploration program. Peter Dasler, president of CanAlaska, has noted that: "The Company has identified and acquired properties that are well located and have considerable potential.  The results of our initial airborne and ground surveys have produced targets which support this potential."  Management believes CanAlaska is well-positioned in what has become the largest expansion in uranium exploration since the 1970s.

On behalf of the Board of Directors Peter Dasler, President	Investor Contact: Emil Fung Tel:604.685.1870 1-800-667-1870 Email: ir@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.  This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

                                                            Page 3

Nov. 14, 2005